SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Macrocure Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01

(Title of Class of Securities)

M67872107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.M67872107	13G/A	Page 2 of 6

1.	NAME OF REPORTING PERSON Ze’ev Bronfeld
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,702,496 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,702,496 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,496 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.8% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 13,750 Ordinary Shares issuable upon the exercise of options held by the Reporting Person that were exercisable as of, or within 60 days of, December 31, 2015.

(2)
This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

Item 1(a).   Name of Issuer:

The name of the issuer is Macrocure Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s executive offices are located at 25 Hasivim Street, Petach Tikva, 4959383, Israel.

Item 2(a).  Name of Person Filing:

This Amendment No. 1 (this “AmendmentNo. 1”) to the Statement of Beneficial Ownership on Schedule 13G that was filed with the Securities and Exchange Commission on February 11, 2015 (the “Statement”), is being filed by Zeev Bronfeld, who is referred to herein as the “Reporting Person.”

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is c/o Macrocure Ltd., 25 Hasivim Street, Petach Tikva, 4959383, Israel.

Item 2(c).   Citizenship:

The Reporting Person is a citizen of the State of Israel.

Item 2(d).   Title of Class of Securities:

This Amendment No. 1 relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share, of the Issuer (“Ordinary Shares”).

Item 2(e).    CUSIP Number:

The CUSIP number of the Ordinary Shares is M67872107.

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Item 3.         If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________ Not applicable.

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,702,496 Ordinary Shares*
(b)	Percent of class: 15.8%**
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,702,496*
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 2,702,496*
(iv)	Shared power to dispose of or to direct the disposition of: 0

*  Includes 13,750 Ordinary Shares issuable upon the exercise of options held by the Reporting Person that were exercisable as of, or within 60 days of, December 31, 2015
** The percentage ownership reflected in Item 4(b) of this Amendment No. 1 is based on 17,057,757 Ordinary Shares that were issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 14, 2015).

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.     Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Zeev Bronfeld
ZEEV BRONFELD

Dated: January 7, 2016

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